LAW OFFICE OF C. RICHARD ROPKA, L.L.C.

C. Richard Ropka, LLM (Tax) †   215 Fries Mill Road
                                       Turnersville, New Jersey 08012
† Admitted to practice in US Supreme Court,   (856) 374-1744
   US District Court & US Tax Court   (1-866) 272-8505 (Fax)

June 18, 2019

VIA EDGAR
Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549

Re: Monteagle Funds
*   File No. 811-08529*
*   Rule 17g-1 Filing of Fidelity Bond Amendment*

Dear Sir or Madam:

Pursuant to Rule 17g-1(g)(1) under the Investment Company Act of 1940, as amended, enclosed for filing on behalf of Monteagle Funds ("Trust") please find the "Investment Company Bond – Bond Changes Endorsements" to the fidelity bond (the "Bond") for the policy period from March 16, 2019 to March 16, 2020, such policy being maintained through Travelers Casualty and Surety Company of America. The Secretary's Certificate certifying the resolutions adopted by the Trust's Board Members approving the amount, type, form and coverage of the bond are incorporated herein by reference to the Trust's 40-17g/A filing, as filed with the Securities and Exchange Commission on March 20, 2019 (SEC Accession No. 0001162044-19-000171).

If you have any questions about this filing, please contact the undersigned at (856) 374-1744.

Sincerely,

/s/ C. Richard Ropka

C. Richard Ropka, Esq.

INVESTMENT COMPANY BOND - BOND CHANGES ENDORSEMENT

This endorsement changes the following:

Investment Company Bond

It is agreed that:

As of the Effective Date of this endorsement, the Declarations is amended as follows:

ITEM 4: (but only for a **Single Loss** that is discovered on or after the Effective Date of this endorsement)

INSURING AGREEMENT	SINGLE LOSS LIMIT OF INSURANCE	SINGLE LOSS DEDUCTIBLE AMOUNT
A. FIDELITY		
Coverage A.1. Larceny or Embezzlement	$600,000	$0
Coverage A.2. Restoration Expenses	Not Covered	
B. ON PREMISES	$600,000	$10,000
C. IN TRANSIT	$600,000	$10,000
D. FORGERY OR ALTERATION	$600,000	$10,000
E. SECURITIES	$600,000	$10,000
F. COUNTERFEIT MONEY AND COUNTERFEIT MONEY ORDERS	$600,000	$10,000
I. COMPUTER SYSTEMS		
Coverage I.1. Computer Fraud	$600,000	$10,000
Coverage I.2. Fraudulent Instructions	$600,000	$10,000
Coverage I.3. Restoration Expense	Not Covered	

Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, exclusions or limitations of the above-mentioned policy, except as expressly stated herein. This endorsement is part of such policy and incorporated therein.

Issuing Company: Travelers Casualty and Surety Company of America   Effective Date: 05/23/2019
Policy Number: 106678975

INVESTMENT COMPANY BOND - BOND CHANGES ENDORSEMENT

This endorsement changes the following:

Investment Company Bond

It is agreed that:

As of the Effective Date of this endorsement, the Declarations is amended as follows:

Forms and endorsements amended:
IVBB-19005-0116

Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, exclusions or limitations of the above-mentioned policy, except as expressly stated herein. This endorsement is part of such policy and incorporated therein.

Issuing Company: Travelers Casualty and Surety Company of America   Effective Date: 05/23/2019
Policy Number: 106678975

ADD OR DELETE INSUREDS ENDORSEMENT

This endorsement changes the following:

Investment Company Bond

It is agreed that:

The following amendments are made to ITEM 1 of the Declarations:

1.   The following entities are deleted from the list of Insureds:

2.   The following entities are added to the list of Insureds:

    Monteagle Funds f/k/a Memorial Funds
    Monteagle Fixed Income Fund
    Monteagle Informed Investor Growth Fund
    Monteagle Quality Growth Fund
    Monteagle Select Value Fund;
    Monteagle Value Fund
    Monteagle The Texas Fund
    Monteagle Opportunity Equity Fund

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, exclusions, or limitations of the above-mentioned policy, except as expressly stated herein. This endorsement is part of such policy and incorporated therein.

Issuing Company: Travelers Casualty and Surety Company of America

Policy Number: 106678975